VIA EDGAR

November 16, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Katherine Wray

Re:	Crescera Capital Acquisition Corp.

Acceleration Request for Registration Statement on Form S-1

File No. 333-255382

Dear Ms. Wray,

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, wish to advise you that approximately 613 copies of the preliminary prospectus included in the above-named registration statement (the “Registration Statement”) were distributed on November 16, 2021 to prospective underwriters, institutions, dealers and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of the Act, we hereby join in the request of Crescera Capital Acquisition Corp. for acceleration of the effective date of the Registration Statement so that it becomes effective at 4:00 p.m. Eastern Time on November 18, 2021, or as soon thereafter as practicable.

[Remainder of page intentionally left blank]

Very truly yours,

By:	UBS SECURITIES LLC

By:	/s/ Pedro Bollmann
Name: Pedro Bollmann
Title: Executive Dirctor

By:	/s/ Austin Gobbo
Name: Austin Gobbo
Title: Associate Director